SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2007	Commission File Number: 1-9059
BARRICK GOLD CORPORATION
(Name of Registrant)
BCE Place, Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario
Canada M5J 2S1
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE
SIGNATURES
EXHIBIT
EX-99.1

INCORPORATION BY REFERENCE
The comparative unaudited interim consolidated financial statements of the Registrant and the notes thereto for the three months ended March 31, 2007 prepared in accordance with U.S. generally accepted accounting principles, together with management’s discussion and analysis for the three months ended March 31, 2007, (contained on pages 5 to 47 of Exhibit 99.1 of this Form 6-K Commission File No. 1-9059) furnished to the Commission May 3, 2007, are incorporated by reference into the Registrant’s registration statement on Form F-3 (No. 333-14148).

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION
Date: May 3, 2007	By:	/s/ Ammar Al-Joundi
		Name:	Ammar Al-Joundi
		Title:	Senior Vice President, Finance

EXHIBIT

Exhibit	Description of Exhibit

99.1	Barrick Gold Corporation First Quarter Report for 2007, including the Comparative Unaudited Financial Statements prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and the notes thereto for the three months ended March 31, 2007 and Management’s Discussion and Analysis (US GAAP) for the same period.